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                               April 23, 2024

       Christian Mulvihill
       Chief Financial Officer
       Greenidge Generation Holdings Inc.
       135 Rennell Drive, 3rd Floor
       Fairfield, CT 06890

                                                        Re: Greenidge
Generation Holdings Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-40808

       Dear Christian Mulvihill:

              We have reviewed your February 29, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 19, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Significant Accounting Policies
       Cryptocurrency Mining Revenue, page F-14

   1. We note your response to prior comment 2 and your revised cryptocurrency mining revenue policy
disclosure on page F-14. In your revised disclosure you state that you are entitled to
compensation even if the pool operator is unsuccessful in placing a block.
                                                        However, your
disclosure also implies you receive a share of the rewards paid to the pool operator for successful
efforts. Please revise your disclosure in future filings to reconcile the two statements and
clearly state that as a participant in an FPPS mining pool your compensation is not
contingent on the pool operator successfully placing a block.

   2. We note your response to the third bullet in prior comment 2, that you consider each mining pool arrangement
to be a contract that is continuously renewed, that the duration of each contract is 24
hours or less and provides the same rate of payment upon renewal
 Christian Mulvihill
Greenidge Generation Holdings Inc.
April 23, 2024
Page 2
         and that since the pricing remains the same upon contract renewal, the contract does not provide the applicable mining pool operator with a material right that represents a separate performance obligation. Please enhance your cryptocurrency mining revenue policy to disclose in future filings.
       Please contact David Irving at 202-551-3321 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameChristian Mulvihill                          Sincerely,
Comapany NameGreenidge Generation Holdings Inc.
                                                               Division of
Corporation Finance
April 23, 2024 Page 2                                          Office of Crypto
Assets
FirstName LastName